# Annual Shareholder Meeting

## February 25, 2009

# *Meeting Agenda*

## I.   Formal Meeting

    A.    Call to Order

    B.    Verification of Quorum

    C.    Election Results

    D.    Adjournment

## II.   Shareholder Presentation

    A.    BellaVista Team

    B.    Residential Real Estate Market

    C.    2008 at BellaVista Capital

    D.    2008 Financial Review

    E.    2009 Outlook

    F.    Shareholder Liquidity Program

    G.    Q & A

**BELLAVISTA**
C A P I T A L

# *Forward-Looking Statements*

This presentation contains forward-looking statements. These include statements regarding the Company's future financial results, operating results, business strategies, projected costs and capital expenditures, investment portfolio, competitive positions, and plans and objectives of management for future operations. Forward-looking statements may be identified by the use of words such as "may," "will," "should," "expect," "plan," anticipate," "believe," "estimate," "predict," "intend," "seek," "target" and "continue," or the negative of these terms, and include the assumptions that underlie such statements. The Company's actual results could differ materially from those expressed or implied in these forward-looking statements as a result of various risks and uncertainties. All forward-looking statements in this presentation are based on information available to the Company as of the date hereof and the Company assumes no obligation to update any such statements.

BELLAVISTA
CAPITAL

# *The BellaVista Team*

| Name | Position |
|---|---|
| William Offenberg | Chairman & CEO |
| Jeffrey Black | Director & CFO |
| Patricia Wolf | Director & Secretary |
| Robert Puette | Director |

**BELLAVISTA**
C A P I T A L

# *Real Estate Market*

➢ **Irresponsible mortgage lending and lack of liquidity in the credit markets were the major causes in the collapse of the housing market**

➢ **The collapse of Wall Street's investment banking industry further exacerbated an already extremely weak market.**

➢ **A "perfect storm" continues**

- **Sale prices continue to erode**

- **Sales velocity remains very slow**

- **Inventories remain very high, both from normal "For Sale" as well as a record number of foreclosures.**

➢ **Qualified buyers continue to be in a holding pattern awaiting further price decreases and better interest rates.**

➢ **Significant obstacles to recovery remain**

- **Lack of Liquidity**

- **Historically very high inventories**

- **Significant number of foreclosures - to date and yet to come**

**BELLAVISTA**
**CAPITAL**

# *2008 at BellaVista Capital*

➢ **Created individual strategy for each REO property**

➢ **Assumed control of three "For Sale" projects and converted them to Rental Properties**

➢ **Maintained a modest portion of portfolio in monthly-paying deeds of trust to provide some of the cash flow needed for operations**

➢ **Prevailed in the one remaining shareholder lawsuit.**

➢ **Board of Directors continued to meet monthly**

  ▪ **Review all of investments**

  ▪ **Provide management direction and oversight**

**BELLAVISTA**
**CAPITAL**

# *2008 at BellaVista Capital*

➢ **Completed restructuring plan**

  ▪ **Closed Palo Alto office**

  ▪ **Eliminated all Bella Vista employees**

  ▪ **Outsourced loan servicing and asset management to Cupertino Capital at a cost of less than 1% of NRV**

  ▪ **Established an office at Cupertino Capital as part of our outsourcing agreement**

  ▪ **Director Jeff Black assumed the added role of Chief Financial Officer**

  ▪ **Chairman of the Board Bill Offenberg assumed the added role of Chief Executive Officer**

**BELLAVISTA**
**C A P I T A L**

# *2008 Portfolio Activity*

➢ **Achieved the returns we had projected for two projects (Redwood City & Tahoe)**

➢ **Completed Cummings Park *(East Palo Alto)***

- ▪ **Sold the residential condominiums via an auction**
- ▪ **Holding the last 2 retail condominiums to lease and appreciation**

➢ **Recaptured 65% of original investment in Livermore Village via a sale to City of Livermore.**

➢ **Completed and converted 3 "For Sale" projects to Rental**

➢ **Substantially completed the funding and construction of all remaining investments**

**BELLAVISTA**
C A P I T A L

# NRV Revenues – Performing Investments

| | Year Ended Dec-07 | Year Ended Dec-08 |
|---|---|---|
| **First Trust Deeds** | $ 2,611 | $ 889 |
| **Subordinated Debt** | $ 2,116 | $ 0 |
| **JV Investments** | $ 350 | $ 2,488 |
| **Direct Investments** | n/a | $ (368) |
| **Rental, Interest & Other Income** | n/a | $ 389 |
| **Total** | $ 5,077 | $ 3,398 |
| | | |
| **Per weighted average share** | $ 0.36 | $ 0.29 |

*In thousands except per share amounts*

BELLAVISTA
CAPITAL

# *Impairments to NRV*
# *JV & Subordinated Investments*

➢ **Components of a typical investment**

1. **A traditional large development & construction loan from a bank as a first mortgage**

2. **A smaller investment or loan from BVC (10 – 20% of the first loan) behind the construction loan in priority**

➢ **JV and Subordinated investments can provide a higher return than a first deed of trust loan but have more risk.**

➢ **Most of these investments were made in 2005 and 2006, 18 to 36 months prior to the market collapse.**

➢ **As the market and prices collapsed**

- **Loan-to-value covenants of construction loans were tripped**

- **Banks demanded additional equity be added or banks would foreclose**

- **BVC faced with decision to either add more cash or be foreclosed out.**

**BELLAVISTA**
C A P I T A L

# *2008 Impairments*

| Property | Location | Type | Write Down |
|----------|----------|------|------------|
| Green Hills | San Diego | Single Family Project | 100% |
| Ballantyne | San Diego | Single Family Project | 100% |
| Hollister Avenue | Santa Barbara | Rental & For Sale | 100% |
| Harper Avenue | West Hollywood | Condominiums | 100% |
| Brighton Avenue | Modesto | Converted to Rentals | Partial |
| Gilmartin Road | Tiburon | Luxury Single Family | Partial |
| Deeds of Trust | Mostly California | Various - Paid Monthly | < 10% |

BELLAVISTA
CAPITAL

# Impairments to NRV

| | Year Ended Dec-07 | Year Ended Dec-08 |
|---|---|---|
| **First Trust Deeds** | $ -2,093 | $ -365 |
| **Subordinated Debt** | $ -2,197 | $ 0 |
| **JV Investments -** *most originated in 2005 & 2006, 18 to 36 months prior to market implosion)* | $ -11,550 | $ -8,807 |
| **Direct Investments** | $ 0 | $ -8,419 |
| **Total** | $ -15,840 | $ -17,591 |
| | | |
| **Per weighted average share** | $ -1.13 | $ -1.52 |

*Affect to NRV In thousands except per share amounts*

BELLAVISTA
C A P I T A L

# NRV Summary

| | Year Ended Dec-07 | Year Ended Dec-08 |
|---|---|---|
| **NRV Revenues** - **from Performing Investments** | $ 0.36 | $ 0.29 |
| Impairments | $ - 1.13 | $ - 1.52 |
| Operating Expenses | $ - 0.13 | $ - 0.24 |
| Share Repurchases | $ 0.23 | $ 0.30 |
| | | |
| Change in NRV | $ - 0.67 | $ - 1.17 |
| Beginning NRV | $ 4.57 | $ 3.90 |
| Ending NRV | $ 3.90 | $ 2.73 |

*Weighted average NRV per share*

BELLAVISTA
CAPITAL

# *Current Portfolio*

| Property | Location | Type | Status |
|---|---|---|---|
| Brighton Avenue | Modesto | Condos | Rent & Hold |
| Polk Street | San Francisco | Condos | Rent & For Sale |
| Hollister Avenue ** | Santa Barbara | Town Homes | Rent & For Sale |
| Cummings Park | East Palo Alto | Commercial | Rent & For Sale |
| Gilmartin Road | Tiburon | Luxury SFR | For Sale |
| Harper Avenue ** | West Hollywood | Condos | For Sale |
| Broadway Avenue | Oakland | Mixed Use | For Sale |
| MacAurthur Blvd. | Oakland | Condos | For Sale |
| Deeds of Trust | Mostly California | Various | Paid Monthly |

** **Fully Impaired**

BELLAVISTA
C A P I T A L

# 2009 Focus
## Working to Protect Value

➢ **Maximize value of existing investments**

- ▪ **2 - 4 years to manage and sell**
- ▪ **Existing investments will require capital to fund operations.**

➢ **Prioritize use of capital:**

1. **Fund operation of properties in portfolio to maximize value**
2. **Fund operation of the company**
3. **Service and payoff debt**
4. **Fund annual shareholder liquidity program** – **A Key Focus**

➢ **Ensure needed liquidity:**

- ▪ **Sell selected portfolio assets** – **A Key Focus**
- ▪ **Manage borrowings as needed**

BELLAVISTA
CAPITAL

# *Shareholder Liquidity Program*

➢ **Three years ago, under very different market conditions, our goal was to implement a shareholder liquidity program in 2009.**

➢ **Provide liquidity in the form of stock repurchase**

  ▪ **Deliver cash to shareholders in as tax efficient manner as possible  -  as a sale of stock**

➢ **Repurchase price would be NRV less a discount reflecting the then-current market and associated portfolio risks**

➢ **Funded by a portion of income and liquid assets**

  ▪ **Based on then-current portfolio and market conditions**

  ▪ **Subject to sufficient excess capital being available**

**BELLAVISTA**
C A P I T A L

# *Shareholder Liquidity Program*

➢ **The program must be delayed until such time as the Company has sufficient liquidity.**

  ▪ **Liquidity in excess of what is needed for operations and debt service**

➢ **Prioritized uses of capital:**

  1. **Fund operation of properties in portfolio to maximize value**
  2. **Fund operation of the company**
  3. **Service and payoff debt**
  4. **Fund annual shareholder liquidity program**

**BELLAVISTA**
**CAPITAL**

# *Q & A*
## Question

Major changes occurred this past year with BellaVista's management structure.

While we realize the Board is responsible for oversight, would you please describe who is managing the day-to-day operations of the company and our investments?

# *Q & A*
## Answer

➢ **Given the significant downturn in the real estate market, we transitioned our focus from lending to managing our existing investments.**

➢ **The Board determined that a different skill set would be needed going forward.**

➢ **In October 2007 Mr. Offenberg assumed a more operational role of Executive Chairman and was tasked with implementing the restructuring.**

➢ **The BellaVista employees were transitioned out of the company in an orderly fashion during fiscal year 2008**

➢ **In October 2008**
  - **Mr. Black became the CFO.**
  - **Mr. Offenberg became the CEO**

➢ **Transitioned loan servicing and asset management to Cupertino Capital**
  - **The cost of this service is based on a fixed percentage of current NRV.**

➢ **The Board remains very involved in all aspects of the company**

➢ **The restructuring**
  - **Better meets the operational needs of the current market conditions**
  - **Provides significant operational savings and efficiencies.**

**BELLAVISTA**
C A P I T A L

# Q & A
## Question

**Who is Cupertino Capital?**

# Q & A
## Answer

- ➢ **Cupertino Capital has been a real estate lender and servicer of loans for 15 years**
- ➢ **They currently service a loan pool of $128M with over 280 investors**
- ➢ **Dan Shaw is the owner of the company and has been an advisor to BV since 2006**
- ➢ **Cupertino Capital has extensive experience in private lending, property management, development, entitlements and foreclosure and loan work outs.**
- ➢ **Cupertino Capital was retained by BV to service its loan portfolio in 2008**
- ➢ **Cupertino Capital is paid a fee to manage the BV portfolio based on a fractional percentage of NRV**

**BELLAVISTA**
**C A P I T A L**

# *Q & A*
## Question

Can the Board make a one- or two-year projection as it relates to share value?

Do you anticipate taking more impairments on the existing investments?

**BELLAVISTA**
C A P I T A L

# *Q & A*
## Answer

➢ **We believe the current estimates of value are as reasonable as is possible given the complexity of estimating property values when there are so few transactions and buyers.**

➢ **We will continue on a regular monthly basis to closely monitor the portfolio's properties and the local markets they are in.**

**BELLAVISTA**
C A P I T A L

# *Q & A*
## Answer

➢ **The mortgage meltdown and real estate market collapse are the most significant challenge to the economy in eight decades.**

➢ **Very difficult to make projections of value with any real certainty given**
- **Continued highly constrained credit markets**
- **Uncertainty related to real impact of the Feds and government stimulus programs.**

➢ **Have and will continue to attempt to anticipate market changes and take appropriate actions including adjusting our portfolio valuation.**

➢ **Anticipating the current liquidity and market conditions:**
- **Restructured the company**
- **Stopped making higher-risk equity investments and mezzanine loans at the end on 2006**
- **Reduced operating cost by outsourcing loan servicing and asset management**
- **Eliminated all full time employees and closed the Palo Alto office**
- **Repositioned some properties from "For Sale" to either Rental or a combination of Rental and "For Sale"**

**BELLAVISTA**
**CAPITAL**

# *Q & A*
## Question

It was proposed in 2005 that the company be liquidated.

Should we liquidate the company now?

BELLAVISTA
C A P I T A L

# Q & A
## Answer

➢ **As announced at last year's meeting, we are in the process of an orderly liquidation of the assets in the portfolio.**

➢ **The market melt down that we have experienced over the last year has slowed our liquidation efforts but not changed our strategy**

➢ **We have developed and implemented a strategy to maximize the value of each property in order to sell them in a timely manner**

➢ **These strategies include:**

   ▪ **Converting some projects to rentals**

   ▪ **Placing short term financing on some assets that we own**

   ▪ **Investing in small short term deeds of trust for income to operate the company**

➢ **As these strategies are implemented over the next 2 to 4 years, we expect to be able to generate the liquidity necessary to fund the Shareholder Liquidity Program**

BELLAVISTA
C A P I T A L

# *Q & A*
## Question

**Has the Board been effective in dealing with the market challenges?**

**BELLAVISTA**
C A P I T A L

# *Q & A*
## Answer

➢ **All Board members have been shareholders for many years**

  ▪ **Purchased their shares at $10**

  ▪ **Own over 8% of the outstanding shares**

  ▪ **No Board member has sold any of their shares**

➢ **Made significant changes in operations and structure in order to minimize the impact from the credit and real estate market crises**

➢ **Taken defensive measures to preserve value and viability of the portfolio.**

➢ **While there has been a significant decrease in portfolio value during what is the most severe real estate downturn since the Depression, the Board has**

  ▪ **Acted decisively**

  ▪ **Assumed added operational responsibilities**

  ▪ **Taken timely actions in the management of projects and valuations.**

**BELLAVISTA**
**C A P I T A L**

# *END OF PRESENTATION*

**BellaVista**
CAPITAL